HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799
	TEL FAX	214 • 979 • 3000 214 • 880 • 0011

July 19, 2011	DOUGLAS M. BERMAN DIRECT DIAL: (214) 468-3305 DIRECT FAX: (214) 740-7106 EMAIL: DBERMAN@HUNTON.COM FILE NO: 70855.000002

United States Securities and Exchange Commission	VIA EDGAR
101 F Street, NE
Washington, DC  20549
Attention:	Mark P. Shuman, Branch Chief - Legal
Kathleen Collins, Accounting Branch Chief
Michael F. Johnson, Staff Attorney

Re:	Crossroads Systems, Inc.
Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (“Registration Statement”)
Filed June 22, 2011
File No. 333-172792

Ladies and Gentlemen:

On behalf of Crossroads Systems, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of Kathleen Collins, Accounting Branch Chief, dated July 5, 2011 (the “Comment Letter”), regarding Amendment No. 2 referenced above.  The Company is filing these responses concurrently with the filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  The responses herein are based on information provided to this firm by the Company.  The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter.

Financial Statements for the Six Months Ended April 30, 2011

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition

Multiple Element Arrangements, page F-6

1.
We note from your response to prior comment 5 that you currently determine the best estimate of selling price based on VSOE for all your products and arrangements.  Please explain further how you are able to reasonably determine VSOE for all your products considering that prior to the adoption of ASU 2010-13 and 2010-14, you relied on the residual method to account for your software products as indicated on page F-19.

Company response:

In response to the Staff’s comment, the Company would like to clarify its previous response.  The Company relies first on VSOE for all post-contract support (“PCS”) products, such as hardware or software PCS.  Prior to fiscal year 2011, the Company used the residual method to allocate revenue to hardware and software elements, as VSOE was not established for those elements.  For revenue arrangements entered into or materially modified beginning November 1, 2010, the Company applies the guidance in ASU 2009-13 and 2009-14, and the Company now does not revert to the residual method, but looks first to VSOE, if available, and, if VSOE is not available, Third Party Evidence (“TPE”) is used next, then Estimated Selling Price (“ESP”) is used last, only if TPE is not available.

In accordance with ASU 2009-13, the Company uses all information available in attempting to establish VSOE for all deliverables in an arrangement.  At this time, the Company is unable to establish selling price using VSOE for hardware and software elements, as the Company does not have sufficient sales of product separate from PCS.  Next, the Company looks to TPE to establish selling price for its hardware and software products.  However, reliable third party evidence does not exist from competitors or vendors, as the Company does not believe that any competitor sells a largely interchangeable product.  Therefore, the Company uses ESP in its allocation of arrangement consideration for hardware and software products.  The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis.  In determining ESP, the Company uses either the list price of the deliverable less a discount or the cost to provide the product or service plus a margin.  When using list price less a discount, the Company uses discounts from list prices based on previous transactions.  This approach incorporates several factors, including the size of the transaction and any changes to list prices.  The data is collected from prior sales, and although the data may not have the sample size or consistency to establish VSOE, it is sufficiently objective to estimate the selling price.  When using cost plus a margin, the Company considers the total cost of the product or service.  The Company also considers the historical margins of the product or service based on previous contracts and several other factors, including any changes to pricing methodologies, competitiveness of products and services and cost drivers that would cause future margins to differ from historical margins.

For all new or materially modified arrangements, the Company will continue to evaluate the information available to determine if a more objective method is applicable (VSOE or TPE).

The Company has updated Note 2 to its the interim financial statements under the heading “Notes to Condensed Consolidated Financial Statements—Summary of Significant Accounting Policies—Revenue Recognition” to reflect these clarifications and to explain how ESP is determined.

2.
We note that your policy disclosures outline the hierarchy you will use in your revenue recognition processes, however, you should revise such disclosures to clarify which methodologies you are actually using to account for your multiple-element arrangements.

Company response:

In response to the Staff’s comment and as described in the Company’s response to Staff Comment No. 1 above, the Company has revised the revenue recognition policy disclosures in Note 2 of its interim financial statements to clarify which methodologies it is actually using to account for its multiple-element arrangements.

Financial Statements for the Years Ended October 31, 2010
Note 2.  Summary of Significant Accounting Policies

Revenue Recognition

Product Revenue - Software, page F-19

3.
We note your response to prior comments 6 and 7 where you indicate that the company analyzed 100% of your U.S. contracts and 20% of your foreign contracts in your determination of VSOE for your PCS services.  Please clarify, for us, whether the majority of the outliers in your analysis (i.e. the 13% of the contracts that did not fall within the “typical” range of 12% to 18%) were from your foreign contracts.  Also, tell us whether you pricing practices vary based on geographic location and explain further what consideration you give to customer location when establishing VSOE of fair value for your PCS services.

Company response:

The Company informs the Staff that it does not vary pricing practices based on geographic location, and different consideration is not given to customers based on geographic location.

While the Company determined that the majority of the outliers were from its foreign contracts, the Company had not used historical conversion rates of US Dollars to Euros in its initial analysis.  During 2009, 2010 and 2011 year-to-date, the exchange rate between the US Dollar and the Euro experienced wide variations and volatility.  This resulted in a discrepancy in the percentage of outliers from the Company’s previous response letter to the Staff dated June 22, 2011.  The Company recalculated the sample of foreign contracts utilizing historical conversion rates.  The actual percentage of outliers of foreign contracts sampled was 10% (90% of PCS contracts fall within the range of 12-18%).  The percentage of outliers of US PCS contracts was 3% (97% of PCS contracts fall within the range of 12-18%).  The total Company-wide percentage of outliers is 6% (94% of PCS contracts fall within the range of 12-18%).

Foreign revenue accounts for only 3% of the Company’s annual revenue during the periods reported in the Registration Statement.  Thus, the outliers of foreign contracts do not materially impact the Company’s consolidated financial statements in the Registration Statement.  Should foreign revenues increase in the future and pricing practices change, the Company will consider whether VSOE should be established separately for foreign sales.

4.
We note your response to prior comment 8.  When a customer enters into an arrangement that includes both software product and a three-year support service contract, tell us if they pay for all three-years of support services up-front or whether you charge for the first year of service up-front and then each year thereafter at the anniversary date.  If the former is the case, then please clarify, for us, the amount that you initially defer for support services.  For instance, tell us if you defer, for example, 15% or 45% (15% for each of the three-years in the contract term).

Company response:

The Company informs the Staff that it offers support for periods of one to three years.  Upon analyzing its PCS contracts, the Company has determined that only 5% of such contracts are sold for periods greater than one year.  In the event a two- or three-year contract is sold, the customer pays for all years up front, and the amounts paid for the second and/or third years are equal to the amount paid for the first year.  The full value that is unearned is deferred at time of sale and recognized over the life of the contract.

5.
Revise the disclosures in the Notes to your audited financial statements to clarify how you determine VSOE for your PCS services, similar to the revisions you made in your interim period footnote disclosures.

Company response:

In response to the Staff’s comment, the Company has revised the disclosures in the notes to its audited financial statements to clarify how it determines VSOE for its PCS services, similar to the revisions the Company made in its interim period footnote disclosures, as discussed in the Company’s responses to Staff Comment Nos. 1 and 2 above.

Royalty and Other Revenue, page F-19

6.	With regards to the information provided in your response to prior comment 9, please explain further the following:

•	Clarify that the amounts provided for revenue earned from IP Patent Agreements represent agreements entered into as a result of patent infringement settlements;

•
Explain further the methodologies used for allocating the total arrangement fee amongst the various elements.  For instance, you indicate that you use past shipment data to allocate revenue to past periods, but it is unclear how you value such amounts.  Also, it is unclear how you value the release of legal liability element or how you determined the settlement portion of these agreements; and

•
Explain further why you believe recognizing the amounts allocated to past usage as revenue versus other operating income is appropriate.  Also, tell us the amounts for past usage included in your historical revenue for each period presented.

Company response:

The Company informs the Staff that it views the IP Patent Agreements as license or royalty agreements since revenue recognized is based on actual shipments, not as patent infringement settlements.  All existing IP licensing agreements resulted from the Company’s IP Licensing campaign.  When the Company initiated its IP Licensing campaign, letters were sent informing companies that they were using the Company’s patented technology in their products and asking them to contact the Company to enter into an agreement with the Company to pay royalties on its patented technology.  The Company reached agreements with a number of companies on the use of the patented technology, but if an infringing party did not come forth and acknowledge its improper use, the Company commenced legal proceedings to enforce a royalty payment based on its shipments.  To date, none of these legal proceedings have gone to trial.  The Company’s decision to use legal action against unauthorized users is driven by its desire to negotiate a reasonable settlement and is only used as an instrument to pursue a successful negotiation and execution of a licensing agreement.

The Company would like to further explain its methodologies to analyze the total arrangement fee and determine if allocation is required among the various elements.  The Company obtains the amount of estimated revenue from consultants, publicly filed financial statements, research reports and other sources.  During its discussions with potential licensees, the Company also compares its estimate of revenues to revenue amounts provided by such companies. The licensee reports the shipments to the Company so the Company can allocate the amounts already shipped at the determined rate.  The Company bases this rate on historical experience and an analysis of each licensee’s sales results.

The costs paid to third-parties associated with the expertise, research and legal counsel related to the IP Patent Agreements is reported as the IP license, royalty and other cost of revenue in the Company's consolidated financial statements.

In the past, $0 has been allocated to the release of legal liability.  A value of $0 is deemed reasonable because the Company has not, since the inception of the licensing campaign in 2001, entered into an agreement where it actually uses the counterparty’s software in any of its products or technology.  The Company believes that the actual risk of the counterparty suing the Company is null based on past experience and history.   The release of the licensee of future legal action only covers patent use.  In all cases to date, the Company has deemed the value of the release of liability to hold an immaterial value of the license agreement in total because the licensee is obligated to perform under the license agreement, and the license agreement does not provide for a  release of liability for the licensee’s performance under the license agreement.  Based on these facts, the Company has determined that the release of the licensee’s liability should carry a $0 value.  The Company will continue to assess this determination on a per contract basis.

To date, the Company has not allocated any portions of these agreements to the settlement amounts as the Company determined that there were no amounts received related to litigation settlement.  Accordingly, the Company believes that its historical accounting, which allocated all of the consideration received to the license element and reported such amounts as revenue, is materially correct.  The Company has also evaluated the results of this analysis qualitatively and believes that the outcome of the analysis is consistent with its business strategy and operations.  The Company views the licensing arrangements which resulted from the settlement of litigation as a logical extension of the negotiation process.  The Company desires to execute licensing agreements with those companies it identified as unauthorized users of its patented technologies.

The Company believes the amount allocated to past shipments is revenue, and not other operating income, based on the definition of revenue:  (1) being realized or realizable, and (2) being earned (ASC 605-25-1).  The Company does not recognize revenue in excess of cash received nor before collectability is assured.  The revenue stream is a significant, regular course of business, not an extraordinary or infrequent event.  There are no different terms in the Company’s agreements arrived through legal measures, such as penalties or punitive damages, or charges above what it would license to another customer.  Also, the rate per unit charged for future shipments is identical to the rate per unit charged for past shipments for each customer, further indicating that there is no penalty or premium paid for past shipments made prior to the agreement negotiation.

The Company has received the following for past usage in its IP Agreements:

Year/Qtr	Past Usage
FY'09	4,210,755.50
FY'10	5,322,132.00
FY'11 Q1	582,893.16
FY'11 Q2	-
10,115,780.66

In further response to the Staff’s inquiry, the Company has revised Note 2, Summary of Significant Accounting Policies, in its interim and audited financial statements in the Registration Statement , to include disclosures clarifying the discussion of IP Patent Agreements under the heading entitled “—Revenue Recognition—IP License, Royalty and Other Revenue.”.

Note 9.  Commitments and Contingencies

Legal Proceedings, page F-26

7.
Please tell us the nature of any pending litigation and how your accounting for such contingencies satisfies the requirements of ASC 450.  Also, your statement that the “ultimate disposition” will not be material is unclear.  For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else.  Please revise your disclosures to clarify.  In addition, if the there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose the estimated additional loss or range of loss; or if true, state that the estimate of the additional loss or range of loss is immaterial; or state that such an estimate cannot be made.  We refer you to ASC 450-20-50.

Company response:

The Company accrues for contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, in accordance with generally accepted accounting principles in the United States (“GAAP”).  The Company discloses contingencies when there is at least a reasonable possibility that a material loss may have been incurred and that loss, or range of loss, can be reasonably estimated as of the reporting date, in accordance with GAAP.

To ensure recognition and disclosure is complete, information is gathered regarding any legal and other contingencies at the end of each reporting period.  All threatened and pending litigation, as well as other contingencies, are discussed with external legal counsel.  These contingencies are tracked both individually and in the aggregate to determine if there is at least a reasonable possibility that a material loss may have been incurred as of the reporting date and, as applicable, to determine the amount or range of loss.  Any such contingencies are discussed with the Company’s disclosure committee to determine the appropriate disclosure.

The Company has revised Note 9, Commitments and Contingencies—Legal Proceedings, of its audited financial statements, and Note 8, Commitments and Contingencies—Legal Proceedings, of its interim financial statements in the Registration Statement to clarify that, as of April 30, 2011, the Company had no legal claims or other contingencies for which a material loss contingency was accrued or for which the range of probable loss was material to the Company’s consolidated financial statements.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,
/s/ Douglas M. Berman
Douglas M. Berman

cc:	Robert C. Sims
Jennifer Ray Crane